Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 11, 2013

Registration Statement No. 333-186487

This free writing prospectus relates to the initial public offering of common stock of EVERTEC, Inc. (the “Company”) and should be read together with the preliminary prospectus dated April 2, 2013 related to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-186487) relating to these securities. The following information updates the information concerning the debt refinancing that is contained in the Preliminary Prospectus.

The Company’s subsidiary, EVERTEC Group, LLC intends to obtain $800.0 million of new senior secured credit facilities which will be used to refinance all of the outstanding indebtedness under the existing senior secured credit facilities and to redeem the portion of the indebtedness under the 11% senior notes due 2018 (the “notes”) issued by the Company’s subsidiaries, EVERTEC Group, LLC and EVERTEC Finance Corp. that remains outstanding after the application of the net proceeds from the initial public offering to redeem approximately $91.0 million principal amount of the notes.

The new senior secured credit facilities, which will be secured by substantially all of the assets of EVERTEC Group, LLC and its subsidiaries, will be comprised of the following:

•	approximately $300.0 million term loan A facility with a maturity date in 5 years;

•	approximately $400.0 million term loan B facility with a maturity date in 7 years; and

•	approximately $100.0 million revolving credit facility with a maturity date in 5 years.

The applicable margin percentages for the term loan A facility and the revolving credit facility will initially be 1.50% per annum for base rate loans and 2.50% per annum for LIBOR rate loans, in each case subject to reduction based on a pricing grid. The applicable margin percentages for the term loan B facility will initially be 1.75% per annum for base rate loans and 2.75% per annum for LIBOR rate loans, in each case subject to reduction based on a pricing grid; provided that the base rate may not be lower than 1.75% and LIBOR may not be lower than 0.75%.

The closing of the debt refinancing is subject to the consummation of the initial public offering, the execution of definitive documentation, and the satisfaction of customary closing conditions.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526 or J.P. Morgan Securities LLC at (866) 803-9204. The registration statement (including the prospectus) is also available at http://www.sec.gov/Archives/edgar/data/1559865/000119312513137643/0001193125-13-137643-index.htm